100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

March 6, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No.114

Dear Ms. Dubey:

Thank you for your additional telephonic comments on February 27, 2018 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2017. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on March 6, 2018.

Comment 1.          Response to Comment #6. Page 2, Principal Investment Strategies. The Staff believes the upper limit of $32.5 billion is too high for definition of a mid-cap stock. Please explain why the fund believes this description to be appropriate. (Please refer to Names Rule FAQ #6.)

Response 1.             While the Russell 2500® Index holds companies with a wide range of market capitalizations, only 0.82% of the index was represented by companies with market capitalizations greater than $15 billion as of 12/31/17 (two names total out of 2,470, with the largest representing only 0.51% of the index). As of 12/31/17, 88% of the index was represented by companies with market capitalizations less than $10 billion.

The Russell 2500® Index is objectively constructed in a manner that does not make arbitrary market cap breakpoint decisions. The universe of domestic U.S. companies is the smallest 2,500 companies in the Russell 3000® Index and is intended to cover companies in the small- and mid-cap market capitalization range.

Because, following this methodology, the Russell 2500® Index exhibited a three quarter weighted average market capitalization of $4.8 billion on 12/31/17, we believe that the index truly does represent a well-constructed small- and mid-cap universe and should be considered an appropriate market cap measure for the Virtus KAR Small-Mid Cap Core Fund.

Comment 2.          Response to Comment #19. SAI, page 39, Mortgage Pass-through Securities, fourth paragraph, second sentence. The Staff doesn’t understand your response. Please clarify.

Response 2.             Subsequent to our conversation, we provided a Word document showing the proposed changes in response to the original comment. Following your review, you agreed that our proposed changes are responsive.

Securities distributed by VP Distributors, LLC

Comment 3.          Response to Comment #21. SAI, page 45, Credit Default Swap Agreements, second paragraph, last sentence. Please note that the Staff disagrees with your response. The Staff continues to take the position that the fund must segregate the full notional amount. Please reference the First Eagle Flexible Risk Allocation Fund Correspondence filings of March 7, 2014 and March 21, 2014.

Response 3.             We believe that with respect to the CDX that the fund would sell, the amount owed by the fund on a daily mark-to-market basis represents appropriate segregation of assets sufficient to cover the fund’s potential exposure. Therefore, we have made no changes in response to this comment

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood

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